FORM 52-109FM1
MODIFIED CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Hemdat Sawh, Chief Financial Officer of Goldbelt Resources Ltd., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers Interim and Interim Filings) of Goldbelt Resources Ltd. (the issuer) for the interim period ended December 31, 2005;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

  The issuer s other certifying officer and I are responsible for establishing and maintaining disclosure controls for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: February 28, 2006

"Hemdat Sawh"
_______________________
Hemdat Sawh, Chief Financial Officer